SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 5, 2026

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the Second Quarter (Semi-annual) Ended September 30, 2026

Consolidated Financial Summary for the Second Quarter (Semi-annual)

Ended September 30, 2026

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

November 5, 2026
Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Hiroki Totoki, Representative Corporate Executive Officer
Contact person	: Shunsuke Shinchi, General Manager, Investor Relations Section, Investor Relations Department
Telephone	: +81-3-6748-2111
Scheduled date to file semi-annual securities report	: November 10, 2026
Scheduled date to commence dividend payment	: December 4, 2026
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the six months ended September 30, 2026 (from April 1, 2026 to September 30, 2026)

(1) Consolidated operating results (cumulative)	(Percentages indicate year-on-year changes.)

	Sales		Operating income		Income before income taxes		Net income*		Net income attributable to Sony Group Corporation’s stockholders*
Six months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
September 30, 2026	6,267,217	9.4	1,098,828	42.9	1,100,645	37.9	806,860	38.8	791,764	38.8
September 30, 2025	5,729,522	3.5	768,929	20.4	798,362	18.9	581,227	14.5	570,452	13.7

	Total comprehensive income*		Basic earnings per share*	Diluted earnings per share*
Six months ended	Yen in millions	%	Yen	Yen
September 30, 2026	754,506	12.4	134.89	134.30
September 30, 2025	670,993	138.8	95.09	94.51

*	Effective October 1, 2025, Sony Group Corporation executed a partial spin-off of Sony Financial Group Inc. (“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business (the “Spin-off”). As a result of the resolution of Sony Group Corporation’s Board of Directors on May 14, 2025 on a plan for the execution of the Spin-off, the Financial Services business has been classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the three months ended June 30, 2025, in accordance with IFRS Accounting Standards. Therefore, the above figures for net income, net income attributable to Sony Group Corporation’s stockholders, total comprehensive income, basic earnings per share and diluted earnings per share for the six months ended September 30, 2025 represent the results for continuing operations. The year-on-year percentage changes of net income, net income attributable to Sony Group Corporation’s stockholders and total comprehensive income for the six months ended September 30, 2026 are calculated using the figures for continuing operations for the six months ended September 30, 2025. As net income (loss) from discontinued operations was not recorded in the six months ended September 30, 2026, there is no difference between the figures for continuing operations and the consolidated figures for the six months ended September 30, 2026. For details of discontinued operations, please refer to “Notes to Condensed Semi-annual Consolidated Financial Statements - Accounting Policy and Other Information (Discontinued operations)” on page 19 of the Appendix.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets
As of	Yen in millions	Yen in millions	Yen in millions	%
September 30, 2026	16,667,715	9,003,558	8,550,372	51.3
March 31, 2026	15,683,490	8,513,589	8,119,011	51.8

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2026*	-	12.50	-	12.50	25.00
Fiscal year ending March 31, 2027	-	17.50
Fiscal year ending March 31, 2027 (Forecast)			-	17.50	35.00

Note: Revisions to the forecast of dividends most recently announced: No

*	Upon the execution of the above-mentioned Spin-off, Sony Group Corporation distributed dividends in kind to shareholders appearing in its register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI to one share of common stock of Sony Group Corporation held by each shareholder. However, the above dividends for the fiscal year ended March 31, 2026 do not include such dividends in kind.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2027 (from April 1, 2026 to March 31, 2027)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2027	Sales		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders*
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Full year	13,000,000	4.2	1,870,000	29.2	1,860,000	30.8	1,330,000	29.0

Note: Revisions to the forecast for the fiscal year ending March 31, 2027 most recently announced: Yes

*	The year-on-year percentage change of net income attributable to Sony Group Corporation’s stockholders is calculated using net income from continuing operations attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2026. As net income (loss) from discontinued operations is not expected to be incurred in the fiscal year ending March 31, 2027, there is no difference between the figure for net income attributable to Sony Group Corporation’s stockholders for continuing operations and the consolidated figure in the forecast for the fiscal year ending March 31, 2027.

Notes

(1)	Significant changes in the scope of consolidation during the period		: No

(2)	Changes in accounting policies and changes in accounting estimates:

	(i)	Changes in accounting policies required by IFRS Accounting Standards	: Yes
	(ii)	Changes in accounting policies due to other reasons	: No
	(iii)	Changes in accounting estimates	: No

(3) Number of issued shares (common stock):

(i)  Total number of issued shares at the end of the period (including treasury stock)

As of September 30, 2026	5,965,316,326	shares
As of March 31, 2026	6,149,810,645	shares

(ii)  Number of shares of treasury stock at the end of the period

As of September 30, 2026	125,470,354	shares
As of March 31, 2026	242,143,391	shares

(iii) Average number of shares outstanding during the period (cumulative from the beginning of the fiscal year)

Six months ended September 30, 2026	5,869,912,621	shares
Six months ended September 30, 2025	5,999,085,243	shares

Note:

Please refer to “Notes to Condensed Semi-annual Consolidated Financial Statements - Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” on page 17 of the Appendix for number of shares used as basis for calculating consolidated per share data.

* This Consolidated Financial Summary for the Second Quarter (Semi-annual) is not subject to review by certified public accountants or an audit firm.

* Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 20 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Appendix)

Table of Contents for Appendix

All financial information is prepared in accordance with IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Condensed Semi-annual Consolidated Financial Statements

Condensed Semi-annual Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2026	September 30, 2026	Change from March 31, 2026
ASSETS
Current assets:
Cash and cash equivalents	2,208,879	2,009,334	(199,545)
Trade and other receivables, and contract assets	1,821,916	2,174,335	352,419
Inventories	1,227,351	1,452,548	225,197
Other financial assets	28,167	32,117	3,950
Other current assets	663,678	695,049	31,371
Total current assets	5,949,991	6,363,383	413,392
Non-current assets:
Investments accounted for using the equity method	483,709	348,952	(134,757)
Property, plant and equipment	1,453,805	1,389,232	(64,573)
Right-of-use assets	524,345	536,894	12,549
Goodwill	1,673,906	1,653,097	(20,809)
Content assets	2,558,615	3,156,439	597,824
Other intangible assets	659,578	655,666	(3,912)
Deferred tax assets	560,800	547,050	(13,750)
Other financial assets	1,173,819	1,341,404	167,585
Other non-current assets	644,922	675,598	30,676
Total non-current assets	9,733,499	10,304,332	570,833
Total assets	15,683,490	16,667,715	984,225

(Continued on the following page.)

Condensed Semi-annual Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2026	September 30, 2026	Change from March 31, 2026
LIABILITIES
Current liabilities:
Short-term borrowings	51,183	45,904	(5,279)
Lease liabilities	94,160	97,956	3,796
Current portion of long-term debt	166,410	165,932	(478)
Trade and other payables	2,240,566	2,331,088	90,522
Income taxes payable	196,000	238,429	42,429
Participation and residual liabilities in the Pictures segment	223,233	196,516	(26,717)
Contract liabilities	594,336	735,814	141,478
Other financial liabilities	115,785	25,652	(90,133)
Other current liabilities	1,350,951	1,267,220	(83,731)
Total current liabilities	5,032,624	5,104,511	71,887
Non-current liabilities:
Long-term debt	824,393	1,236,034	411,641
Lease liabilities	533,523	541,024	7,501
Defined benefit liabilities	165,017	158,765	(6,252)
Deferred tax liabilities	211,391	240,599	29,208
Participation and residual liabilities in the Pictures segment	140,893	126,382	(14,511)
Other financial liabilities	105,827	108,062	2,235
Other non-current liabilities	156,233	148,780	(7,453)
Total non-current liabilities	2,137,277	2,559,646	422,369
Total liabilities	7,169,901	7,664,157	494,256
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,465,499	895,196	(570,303)
Retained earnings	5,294,890	6,009,810	714,920
Accumulated other comprehensive income	1,229,371	1,180,202	(49,169)
Treasury stock, at cost	(752,106)	(416,193)	335,913
Equity attributable to Sony Group Corporation’s stockholders	8,119,011	8,550,372	431,361
Non-controlling interests	394,578	453,186	58,608
Total equity	8,513,589	9,003,558	489,969
Total liabilities and equity	15,683,490	16,667,715	984,225

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended September 30
	2025	2026	Change
Continuing operations
Sales	3,107,907	3,429,446	321,539
Costs and expenses:
Cost of sales	2,100,373	2,162,111	61,738
Selling, general and administrative	552,949	629,166	76,217
Other operating (income) expense, net	23,964	(6,947)	(30,911)
Total costs and expenses	2,677,286	2,784,330	107,044
Share of profit (loss) of investments accounted for using the equity method	(1,647)	(22,787)	(21,140)
Operating income	428,974	622,329	193,355
Financial income	31,453	21,264	(10,189)
Financial expenses	18,666	20,439	1,773
Income before income taxes	441,761	623,154	181,393
Income taxes	123,354	166,301	42,947
Net income from continuing operations	318,407	456,853	138,446

Discontinued operations
Net income from discontinued operations	50,543	-	(50,543)
Net income	368,950	456,853	87,903

Net income attributable to
Sony Group Corporation’s stockholders	361,968	449,603	87,635
Net income from continuing operations	311,425	449,603	138,178
Net income from discontinued operations	50,543	-	(50,543)
Non-controlling interests	6,982	7,250	268

	Yen
	Three months ended September 30
	2025	2026	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	60.48	76.88	16.40
Continuing operations	52.03	76.88	24.85
Discontinued operations	8.45	-	(8.45)
- Diluted	60.10	76.49	16.39
Continuing operations	51.71	76.49	24.78
Discontinued operations	8.39	-	(8.39)

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended September 30
	2025	2026	Change
Net income	368,950	456,853	87,903
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	3,319	40,705	37,386
Remeasurement of defined benefit pension plans	6	0	(6)
Share of other comprehensive income of investments accounted for using the equity method	192	(95)	(287)
Other comprehensive income from discontinued operations	872	-	(872)
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	(3,604)	(1,975)	1,629
Exchange differences on translating foreign operations	113,183	(185,840)	(299,023)
Share of other comprehensive income of investments accounted for using the equity method	1,089	(2,448)	(3,537)
Other comprehensive income from discontinued operations	(23,189)	-	23,189
Total other comprehensive income, net of tax	91,868	(149,653)	(241,521)
Comprehensive income	460,818	307,200	(153,618)

Total comprehensive income
Comprehensive income from continuing operations	432,592	307,200	(125,392)
Comprehensive income from discontinued operations	28,226	-	(28,226)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	453,407	300,926	(152,481)
Comprehensive income from continuing operations	425,181	300,926	(124,255)
Comprehensive income from discontinued operations	28,226	-	(28,226)
Non-controlling interests	7,411	6,274	(1,137)

Condensed Semi-annual Consolidated Statements of Income

	Yen in millions
	Six months ended September 30
	2025	2026	Change
Continuing operations
Sales	5,729,522	6,267,217	537,695
Costs and expenses:
Cost of sales	3,875,440	3,958,403	82,963
Selling, general and administrative	1,067,751	1,197,539	129,788
Other operating (income) expense, net	14,044	(8,334)	(22,378)
Total costs and expenses	4,957,235	5,147,608	190,373
Share of profit (loss) of investments accounted for using the equity method	(3,358)	(20,781)	(17,423)
Operating income	768,929	1,098,828	329,899
Financial income	79,965	45,728	(34,237)
Financial expenses	50,532	43,911	(6,621)
Income before income taxes	798,362	1,100,645	302,283
Income taxes	217,135	293,785	76,650
Net income from continuing operations	581,227	806,860	225,633

Discontinued operations
Net income from discontinued operations	28,425	-	(28,425)
Net income	609,652	806,860	197,208

Net income attributable to
Sony Group Corporation’s stockholders	598,877	791,764	192,887
Net income from continuing operations	570,452	791,764	221,312
Net income from discontinued operations	28,425	-	(28,425)
Non-controlling interests	10,775	15,096	4,321

	Yen
	Six months ended September 30
	2025	2026	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	99.83	134.89	35.06
Continuing operations	95.09	134.89	39.80
Discontinued operations	4.74	-	(4.74)
- Diluted	99.22	134.30	35.08
Continuing operations	94.51	134.30	39.79
Discontinued operations	4.71	-	(4.71)

Condensed Semi-annual Consolidated Statements of Comprehensive Income

	Yen in millions
	Six months ended September 30
	2025	2026	Change
Net income	609,652	806,860	197,208
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	2,516	29,690	27,174
Remeasurement of defined benefit pension plans	6	(1,655)	(1,661)
Share of other comprehensive income of investments accounted for using the equity method	151	9	(142)
Other comprehensive income from discontinued operations	857	-	(857)
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	(4,548)	(416)	4,132
Exchange differences on translating foreign operations	90,883	(104,475)	(195,358)
Share of other comprehensive income of investments accounted for using the equity method	758	24,493	23,735
Other comprehensive income from discontinued operations	30,112	-	(30,112)
Total other comprehensive income, net of tax	120,735	(52,354)	(173,089)
Comprehensive income	730,387	754,506	24,119

Total comprehensive income
Comprehensive income from continuing operations	670,993	754,506	83,513
Comprehensive income from discontinued operations	59,394	-	(59,394)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	720,295	739,597	19,302
Comprehensive income from continuing operations	660,901	739,597	78,696
Comprehensive income from discontinued operations	59,394	-	(59,394)
Non-controlling interests	10,092	14,909	4,817

Condensed Semi-annual Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to disposal groups classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Non- controlling interests	Total equity
Balance at April 1, 2025	881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income			598,877				598,877	10,775	609,652
Other comprehensive income, net of tax				56,155	65,263		121,418	(683)	120,735
Total comprehensive income			598,877	56,155	65,263		720,295	10,092	730,387
Transfer to retained earnings			754	(824)	70		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		1,364				26,897	28,261		28,261
Compensation expenses related to stock-based compensation transactions		8,112					8,112		8,112
Dividends declared			(60,250)				(60,250)	(19,032)	(79,282)
Dividends in kind			(955,700)				(955,700)		(955,700)
Purchase of treasury stock						(219,365)	(219,365)		(219,365)
Reissuance of treasury stock		0				0	0		0
Transfer to held for distribution to owners				1,447,112	(1,447,112)		-		-
Transactions with non-controlling interests shareholders and other		(18,706)		5,210			(13,496)	(15,007)	(28,503)
Balance at September 30, 2025	881,357	1,474,297	6,261,849	941,206	(1,381,779)	(489,328)	7,687,602	306,459	7,994,061

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Non- controlling interests	Total equity
Balance at April 1, 2026	881,357	1,465,499	5,294,890	1,229,371	(752,106)	8,119,011	394,578	8,513,589
Comprehensive income:
Net income			791,764			791,764	15,096	806,860
Other comprehensive income, net of tax				(52,167)		(52,167)	(187)	(52,354)
Total comprehensive income			791,764	(52,167)		739,597	14,909	754,506
Transfer to retained earnings			(2,998)	2,998		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		(3,049)			21,711	18,662		18,662
Compensation expenses related to stock-based compensation transactions		8,094				8,094		8,094
Dividends declared			(73,846)			(73,846)	(15,331)	(89,177)
Purchase of treasury stock					(263,365)	(263,365)		(263,365)
Reissuance of treasury stock		0			0	0		0
Cancellation of treasury stock		(577,567)			577,567	-		-
Transactions with non-controlling interests shareholders and other		2,219				2,219	59,030	61,249
Balance at September 30, 2026	881,357	895,196	6,009,810	1,180,202	(416,193)	8,550,372	453,186	9,003,558

Condensed Semi-annual Consolidated Statements of Cash Flows

	Yen in millions
	Six months ended September 30
	2025	2026
Cash flows from operating activities:
Income before income taxes from continuing operations	798,362	1,100,645
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	556,579	539,555
Other operating (income) expense, net	14,044	(8,334)
Gain on securities, net	(38,907)	(2,632)
Share of loss of investments accounted for using the equity method, net of dividends	10,200	32,473
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(212,064)	(364,510)
Increase in inventories	(344,176)	(240,858)
Increase in content assets	(295,046)	(352,548)
Increase in trade payables	328,241	259,872
Increase (decrease) in taxes payable other than income taxes, net	(5,352)	16,544
Increase in other financial assets and other current assets	(65,172)	(43,421)
Increase (decrease) in other financial liabilities and other current liabilities	(44,184)	9,981
Income taxes paid	(89,895)	(251,954)
Other	(120,339)	(39,453)
Total net cash provided by operating activities from continuing operations	492,291	655,360
Net cash used in operating activities from discontinued operations	(20,675)	-
Net cash provided by operating activities	471,616	655,360

(Continued on the following page.)

Condensed Semi-annual Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Six months ended September 30
	2025	2026
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(219,879)	(277,211)
Proceeds from sales of property, plant and equipment and other intangible assets	2,516	8,478
Payments for investments and advances	(110,943)	(52,693)
Proceeds from sales or return of investments and collections of advances	8,465	13,022
Payments for purchases of businesses and other	(63,494)	(314,117)
Proceeds from sales of businesses	3,464	14,632
Other	2,181	61
Total net cash used in investing activities from continuing operations	(377,690)	(607,828)
Net cash used in investing activities from discontinued operations	(16,281)	-
Net cash used in investing activities	(393,971)	(607,828)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	3,132	(5,549)
Proceeds from issuance of long-term debt	10,480	176,016
Payments of long-term debt	(36,630)	(50,831)
Payments of lease liabilities	(46,535)	(52,163)
Dividends paid	(60,209)	(73,783)
Payments for purchases of treasury stock	(219,365)	(263,365)
Capital contribution from non-controlling interests	-	69,074
Other	(24,991)	(28,748)
Total net cash used in financing activities from continuing operations	(374,118)	(229,349)
Net cash used in financing activities from discontinued operations	(9,253)	-
Net cash used in financing activities	(383,371)	(229,349)
Effect of exchange rate changes on cash and cash equivalents	(7,265)	(17,728)
Net decrease in cash and cash equivalents	(312,991)	(199,545)
Cash and cash equivalents at beginning of the fiscal year	2,980,956	2,208,879
Cash and cash equivalents at end of the period	2,667,965	2,009,334
Cash and cash equivalents included in assets held for distribution to owners	1,170,068	-
Cash and cash equivalents in the Condensed Semi-annual Consolidated Statements of Financial Position	1,497,897	2,009,334

Notes to Condensed Semi-annual Consolidated Financial Statements

Business Segment Information

(Business Segments)

Segment sales

	Yen in millions
	Three months ended September 30
	2025	2026	Change
Sales:
Game & Network Services -
Customers	1,070,432	1,188,055	117,623
Intersegment	42,739	20,405	(22,334)
Total	1,113,171	1,208,460	95,289
Music -
Customers	532,410	592,268	59,858
Intersegment	9,951	6,121	(3,830)
Total	542,361	598,389	56,028
Pictures -
Customers	343,296	509,598	166,302
Intersegment	2,737	4,093	1,356
Total	346,033	513,691	167,658
Entertainment, Technology & Services -
Customers	550,727	556,946	6,219
Intersegment	25,010	10,874	(14,136)
Total	575,737	567,820	(7,917)
Imaging & Sensing Solutions -
Customers	586,183	556,572	(29,611)
Intersegment	28,459	21,077	(7,382)
Total	614,642	577,649	(36,993)
All Other -
Customers	19,555	21,343	1,788
Intersegment	4,088	4,299	211
Total	23,643	25,642	1,999
Corporate and elimination	(107,680)	(62,205)	45,475
Consolidated total	3,107,907	3,429,446	321,539

Note:

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended September 30
	2025	2026	Change
Operating income (loss):
Game & Network Services	120,354	220,060	99,706
Music	115,377	122,756	7,379
Pictures	13,850	92,554	78,704
Entertainment, Technology & Services	60,960	64,145	3,185
Imaging & Sensing Solutions	138,267	154,633	16,366
All Other	(2,906)	(21,893)	(18,987)
Total	445,902	632,255	186,353
Corporate and elimination	(16,928)	(9,926)	7,002
Consolidated operating income	428,974	622,329	193,355

Operating income (loss) is sales less costs and expenses and includes the share of profit (loss) of investments accounted for using the equity method.

Segment sales

	Yen in millions
	Six months ended September 30
	2025	2026	Change
Sales:
Game & Network Services -
Customers	1,983,242	2,103,901	120,659
Intersegment	66,462	41,682	(24,780)
Total	2,049,704	2,145,583	95,879
Music -
Customers	991,362	1,150,134	158,772
Intersegment	16,340	10,274	(6,066)
Total	1,007,702	1,160,408	152,706
Pictures -
Customers	669,502	821,806	152,304
Intersegment	3,635	6,948	3,313
Total	673,137	828,754	155,617
Entertainment, Technology & Services -
Customers	1,069,404	1,091,367	21,963
Intersegment	40,591	20,303	(20,288)
Total	1,109,995	1,111,670	1,675
Imaging & Sensing Solutions -
Customers	971,647	1,049,417	77,770
Intersegment	51,185	40,970	(10,215)
Total	1,022,832	1,090,387	67,555
All Other -
Customers	35,794	41,221	5,427
Intersegment	7,179	6,533	(646)
Total	42,973	47,754	4,781
Corporate and elimination	(176,821)	(117,339)	59,482
Consolidated total	5,729,522	6,267,217	537,695

Note:

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Six months ended September 30
	2025	2026	Change
Operating income (loss):
Game & Network Services	268,311	422,074	153,763
Music	208,184	228,638	20,454
Pictures	32,515	117,363	84,848
Entertainment, Technology & Services	104,103	106,746	2,643
Imaging & Sensing Solutions	192,518	276,836	84,318
All Other	(7,874)	(35,154)	(27,280)
Total	797,757	1,116,503	318,746
Corporate and elimination	(28,828)	(17,675)	11,153
Consolidated operating income	768,929	1,098,828	329,899

Operating income (loss) is sales less costs and expenses and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended September 30
Sales:	2025	2026	Change
Game & Network Services
Digital Software and Add-on Content	568,129	643,900	75,771
Network Services	182,681	218,329	35,648
Hardware and Others	319,622	325,826	6,204
Total	1,070,432	1,188,055	117,623
Music
Recorded Music - Streaming	208,577	242,163	33,586
Recorded Music - Others	112,137	141,060	28,923
Music Publishing	105,779	118,642	12,863
Visual Media and Platform	105,917	90,403	(15,514)
Total	532,410	592,268	59,858
Pictures
Motion Pictures	105,281	290,038	184,757
Television Productions	103,352	76,702	(26,650)
Media Networks	134,663	142,858	8,195
Total	343,296	509,598	166,302
Entertainment, Technology & Services
Imaging	171,828	169,272	(2,556)
Sound	71,310	70,632	(678)
Network Services	46,522	49,008	2,486
Displays	136,475	138,140	1,665
Other	124,592	129,894	5,302
Total	550,727	556,946	6,219
Imaging & Sensing Solutions	586,183	556,572	(29,611)
All Other	19,555	21,343	1,788
Corporate	5,304	4,664	(640)
Consolidated total	3,107,907	3,429,446	321,539

	Yen in millions
	Six months ended September 30
Sales:	2025	2026	Change
Game & Network Services
Digital Software and Add-on Content	1,060,276	1,129,117	68,841
Network Services	355,329	426,952	71,623
Hardware and Others	567,637	547,832	(19,805)
Total	1,983,242	2,103,901	120,659
Music
Recorded Music - Streaming	404,593	479,229	74,636
Recorded Music - Others	217,610	284,945	67,335
Music Publishing	204,464	234,644	30,180
Visual Media and Platform	164,695	151,316	(13,379)
Total	991,362	1,150,134	158,772
Pictures
Motion Pictures	212,414	392,756	180,342
Television Productions	224,979	167,618	(57,361)
Media Networks	232,109	261,432	29,323
Total	669,502	821,806	152,304
Entertainment, Technology & Services
Imaging	359,127	368,924	9,797
Sound	137,181	135,838	(1,343)
Network Services	92,119	97,062	4,943
Displays	237,738	237,402	(336)
Other	243,239	252,141	8,902
Total	1,069,404	1,091,367	21,963
Imaging & Sensing Solutions	971,647	1,049,417	77,770
All Other	35,794	41,221	5,427
Corporate	8,571	9,371	800
Consolidated total	5,729,522	6,267,217	537,695

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions, including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Services includes internet-related services; Displays includes display products such as LCD and OLED televisions, as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Changes in accounting policies)

Sony newly adopted the following accounting standards from the fiscal year ending March 31, 2027:

Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

In May 2024, the International Accounting Standards Board (IASB) issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).” These amendments relate to clarifications on the classification of financial assets and the derecognition of financial liabilities, as well as disclosures for equity instruments designated at fair value through other comprehensive income, among other matters. Sony has applied these amended standards since April 1, 2026. The adoption of these standards does not have a material impact on Sony’s results of operations and financial position.

(Net Income Attributable to Sony Group Corporation’s Stockholders per Share (“EPS”) and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended September 30
	2025	2026
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	361,968	449,603
Continuing operations	311,425	449,603
Discontinued operations	50,543	-

	Thousands of shares
	Three months ended September 30
	2025	2026
Weighted-average shares outstanding for basic EPS computation	5,984,979	5,847,987
Effect of dilutive securities:
Stock options	26,898	18,161
Restricted stock units	10,803	11,554
Weighted-average shares for diluted EPS computation	6,022,680	5,877,702

	Yen in millions
	Six months ended September 30
	2025	2026
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	598,877	791,764
Continuing operations	570,452	791,764
Discontinued operations	28,425	-

	Thousands of shares
	Six months ended September 30
	2025	2026
Weighted-average shares outstanding for basic EPS computation	5,999,085	5,869,913
Effect of dilutive securities:
Stock options	26,036	17,314
Restricted stock units	10,667	8,078
Weighted-average shares for diluted EPS computation	6,035,788	5,895,305

(Segmentation)

The G&NS segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The I&SS segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Supplemental cash flow information)

On July 15, 2026, a consolidated subsidiary of Sony in the Music segment completed the acquisition of 100% of the equity interests in a company that owns certain music assets and other assets. Sony consolidated the company and the acquisition was accounted for as an acquisition of a group of assets that does not constitute a business. The total cash consideration for the transaction was 256,381 million yen, of which 239,866 million yen, after deducting cash and cash equivalents held by the company, was reflected in cash flows from investing activities as “Payments for purchases of businesses and other.” As a result of the transaction, Sony recognized 542,652 million yen of content assets (music catalogs) and 308,721 million yen of long-term debt secured by those assets. In addition, as part of the transaction, Sony received a cash contribution from a third party and recognized 66,302 million yen of non-controlling interests.

(Significant changes in the scope of consolidation and the scope of equity method application during the period)

Upon the conclusion of the Annual General Meeting of Shareholders of Sony Financial Group Inc. (“SFGI”) held on June 25, 2026, after considering factors including the composition of the board of directors of SFGI, Sony Group Corporation concluded that it no longer had significant influence over SFGI. Accordingly, during the first quarter of the fiscal year ending March 31, 2027, SFGI was excluded from the scope of equity method application, and the common stock of SFGI (“SFGI share(s)”) was reclassified from an investment in an associate to an equity instrument measured at fair value through other comprehensive income. The gain or loss resulting from the exclusion of SFGI from the scope of equity method application is not material.

(Discontinued operations)

At a meeting of Sony Group Corporation’s Board of Directors held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of a partial spin-off (the “Spin-off”) of SFGI. Consequently, Sony Group Corporation determined that the distribution of SFGI shares was highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” during the first quarter of the fiscal year ended March 31, 2026. As a result, from the first quarter of the fiscal year ended March 31, 2026, in the condensed quarterly consolidated statements of income, condensed semi-annual consolidated statements of income, condensed quarterly consolidated statements of comprehensive income, condensed semi-annual consolidated statements of comprehensive income and condensed semi-annual consolidated statements of cash flows; revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively.

Subsequently, Sony Group Corporation executed the Spin-off effective October 1, 2025.

Results of discontinued operations

	Yen in millions
	Six months ended September 30
	2025	2026
Financial services revenue	678,023	-
Financial services expenses	640,811	-
Other income (expenses), net	(237)	-
Income before income taxes from discontinued operations	36,975	-
Income taxes	8,550	-
Net income from discontinued operations	28,425	-
Other comprehensive income, net of tax, from discontinued operations	30,969	-
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	963	-
Remeasurement of defined benefit pension plans	(106)	-
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(293,622)	-
Insurance finance income (expenses)	323,982	-
Others	(248)	-
Comprehensive income from discontinued operations	59,394	-

Overview of Operating Results

For the overview of operating results for the six months ended September 30, 2026, including the forecast for the fiscal year ending March 31, 2027, please refer to “Q2 FY2026 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the Timely Disclosure Network (TDnet) of the TSE, the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system of the U.S. Securities and Exchange Commission and the website of Sony Group Corporation.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xv)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xvi)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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